UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11‑K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2022

OR

[ ]    Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _______________ to ___________________

Commission File Number 1‑5480

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TEXTRON SAVINGS PLAN
40 Westminster Street
Providence, Rhode Island 02903

B. Name of issuer of the securities held pursuant to
the plan and the address of its principal executive
office:

TEXTRON INC.
40 Westminster Street
Providence, Rhode Island 02903

REQUIRED INFORMATION

Financial Statements and Exhibits

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11‑K:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits

Notes to financial statements

Supplemental Schedules:

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits:

23.1 - Consent of Independent Auditors

Pursuant to the requirements of the Securities Exchange Act of 1934, Textron Inc., as Plan Administrator, has duly caused this Annual Report on Form 11‑K to be signed by the undersigned hereunto duly authorized.

TEXTRON INC., as Plan Administrator for the Textron Savings Plan

By: /s/ Mark S. Bamford
Mark S. Bamford Vice President and Corporate Controller
Date: June 20, 2023

Financial Statements and
Supplemental Schedules
Textron Savings Plan
Years Ended December 31, 2022 and 2021
With Report of Independent Auditors

Textron Savings Plan
Financial Statements and
Supplemental Schedules

Years Ended December 31, 2022 and 2021

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of Textron Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Textron Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2022 and 2021, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules Required by ERISA
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2022, and delinquent participant contributions for the year ended December 31, 2022 (referred to as the “supplemental schedules”), have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since at least 1994, but we are unable to determine the specific year.
Boston, Massachusetts
June 20, 2023

Textron Savings Plan
Statements of Net Assets Available for Benefits
(In thousands)

	December 31,
	2022	2021
Assets
Investments, at fair value	$4,464,416	$5,398,919
Investment contracts, at contract value	385,347	358,435
Total investments	$4,849,763	$5,757,354

Accrued investment income	325	330

Receivables:
Employer contributions	55,223	47,486
Employee contributions	1,558	1,491
Notes receivable from participants	73,398	77,824
Total receivables	130,179	126,801
Total assets	4,980,267	5,884,485

Liabilities
Accrued expenses	501	87

Net assets available for benefits	$4,979,766	$5,884,398
See accompanying notes.

Textron Savings Plan
Statements of Changes in Net Assets Available for Benefits
(In thousands)

	Year Ended December 31,
	2022	2021
Additions
Interest and dividends	$21,971	$ 21,877
Net appreciation in fair value of investments	—	1,093,264
	21,971	1,115,141
Contributions:
Participants	196,998	185,699
Employer	133,120	121,225
Participant rollovers	13,897	14,294
Total contributions	344,015	321,218

Total additions	365,986	1,436,359

Deductions
Benefit payments	401,006	480,973
Net depreciation in fair value of investments	867,345	-
Administrative and other expenses	2,267	2,414
Total deductions	1,270,618	483,387

Net (decrease) increase	(904,632)	952,972

Net assets available for benefits:
Beginning of year	5,884,398	4,931,426

End of year	$4,979,766	$ 5,884,398
See accompanying notes.

Textron Savings Plan
Notes to Financial Statements
December 31, 2022
1. Description of Plan
General
The Textron Savings Plan (the Plan) covers all eligible employees of Textron Inc. (Textron or the Company), as defined in the Plan. This Plan description includes provisions covering the majority of Plan participants. Participants should refer to the plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from the Company. Certain business and bargaining units have other provisions. The Plan invests in the Textron Stock Fund along with Separate Account Contracts, Synthetic Guaranteed Investment Contracts and Common Collective Trust Funds. The Plan also offers a brokerage feature. The portion that invests in the Textron Stock Fund is an employee stock ownership plan. The remainder of the Plan is a profit-sharing and 401(k) plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and was amended and restated effective January 1, 2019 to reflect recent statutory, regulatory and other plan changes. The Plan was restated in 2020 to incorporate the Coronavirus Aid, Relief, and Economic Security (CARES) Act relief that was passed on March 27, 2020. The CARES Act expands the availability of loans and distributions for certain participants who are affected by COVID-19.
The Plan is currently administered under the terms of a Trust Agreement, dated December 1, 2004 and amended from time to time, with Fidelity Management Trust Company (the Trustee or Fidelity). Fidelity also serves as the Plan’s recordkeeper.

On December 29, 2022, the SECURE 2.0 Act (Act) was signed into law by President Biden as part of the Consolidated Appropriations Act of 2023. The Company is evaluating the impact of the Act on the Plan.

Investment Options

Participants may elect to direct their employee contributions to the following funds: Fidelity® Diversified International Commingled Pool, Wellington Core Bond, JPMCB U.S. Active Core Equity Fund CF-C, Wellington SMID Cap Research Equity Portfolio, Vanguard Institutional 500 Index Trust, Vanguard Institutional Small/Mid Cap Index Trust, Vanguard Institutional Total Bond Market Index Trust, Vanguard Institutional Total International Stock Market Index Trust, Textron Stock Fund, Textron Managed Income Fund, State Street Real Asset Non-Lending Series Fund Class C, and Vanguard Target Retirement Trust Plus (with various targeted retirement dates). Participants who are automatically enrolled have their contributions invested in the applicable Vanguard Target Retirement Trust funds based on their age until they change their election.
Also, the Plan offers a self-directed brokerage feature, called Fidelity BrokerageLink, which gives participants expanded investment choices by enabling them to select from numerous investment and individual securities that are not otherwise available under the Plan. The values of investments purchased through the Fidelity BrokerageLink were $237,807,135 and $310,539,643 as of December 31, 2022 and 2021, respectively.

Textron Savings Plan
Notes to Financial Statements
December 31, 2022
Contributions
Participants of the Plan are entitled to elect to contribute up to 40% of their eligible compensation, within the limits prescribed by Section 401(k) of the Internal Revenue Code (the Code). Certain participants may also contribute amounts representing distributions from other qualified employer retirement plans (participant rollovers). Participants’ pre‑tax, after-tax, and Roth contributions, which are matched 50% on the first 10% of contributions to a maximum of 5% of eligible compensation by Textron, subject to certain ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants’ wages.
Eligible employees are subject to automatic enrollment on the 60th day after their date of hire, if they have not specifically elected to be excluded from the Plan. The automatic enrollment is for 3% of eligible compensation per pay period. An employee who is automatically enrolled may elect to change or suspend his/her enrollment in the Plan at any time.
Since 2009, Textron has closed most of its defined benefit pension plans to new participants. When new hires join Textron locations that were formerly defined benefit pension eligible locations, these employees are eligible to receive an additional retirement cash contribution to their Plan account of 2% to 4% (depending on employee status) of their eligible compensation. These discretionary contributions vest in accordance with the vesting schedule below. The contributions are deposited in the participant account by the end of the first quarter of the following plan year. The amount of the discretionary funding paid in 2023 for the 2022 plan year was $54,662,031 and the amount paid in 2022 for the 2021 plan year was $46,948,135. The discretionary contribution is in addition to the matching contribution of 50% on the first 10% up to a maximum of 5%. These contributions are not considered part of the vested balance eligible for participant loans.
Participants who are at least age 50 or who will reach age 50 during the year are allowed to make additional employee pre-tax contributions (catch-up contributions), above the otherwise applicable limits. In accordance with limits under the federal tax laws, catch-up contributions cannot exceed $6,500 in 2022 and 2021. After that, the limit may be adjusted from time to time by the U.S. Internal Revenue Service to reflect inflation. Catch-up contributions are not eligible for Company matching contributions.
Each payroll period, Textron makes contributions to the Plan based on actual contribution levels. All forfeitures arising out of a participant’s termination of employment for reasons other than retirement, disability or death are used to reduce future Textron contributions. At December 31, 2022 and 2021, forfeitures totaled $884,870 and $394,308, respectively. Forfeitures used during the years ended December 31, 2022 and 2021 to offset the Company match were $7,717,459 and $8,138,985, respectively.
Company matching contributions are made in the form of Textron Stock and invested in the Textron Stock Fund. Employees have the ability to subsequently reallocate matching contributions among any of the investment options offered in the Plan with no restrictions.
Benefits
In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her account, to the extent then vested, shall become distributable. Distributions are in the form of cash, unless Textron stock is requested. An account will be distributed in a single payment if

Textron Savings Plan
Notes to Financial Statements
December 31, 2022
the value of the account is less than $5,000 when the account first becomes distributable. If the value of the account is $5,000 or more when the account first becomes distributable, a participant is not required to take a distribution immediately. In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring immediate and heavy financial need, as defined by the plan. A participant is always vested in the portions of his or her account attributable to his or her own contributions and compensation deferrals. The Plan provides for full vesting of a participant’s account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Textron.
Vesting
Textron’s contributions vest based on the length of service in the Plan, as follows:

Months of Service	Vested Percentage
24 months but less than 36 months	25%
36 months but less than 48 months	50%
48 months but less than 60 months	75%
60 months or more	100%
Participant Accounts
A separate account is maintained for each participant and is increased by (a) the participant’s contributions and compensation deferrals, (b) Textron’s matching contribution, and any additional discretionary contributions made by Textron, including any retirement supplement contributions and (c) plan income (loss) based on elected investment options, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The participant is entitled to the vested amount in the account.
Notes Receivable from Participants
Active participants, not including directors or executive officers as determined by the plan administrator, are permitted to take up to two loans at a time and may borrow a minimum of $1,000 up to a maximum of the lesser of one-half of their vested balance or $50,000, less the participant’s highest outstanding loan balance during the 12-month period preceding the new loan request. The loans are secured by the balance in the participant’s account. Interest is charged at a rate of Reuters Prime Rate plus 1%, as of the first business day of the month. A fee is charged to the participant to cover the cost of administration. The loan terms may range from one to five years and are repaid primarily through automatic payroll deductions.
Plan Termination
Textron has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Textron has not expressed any intent to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

Textron Savings Plan
Notes to Financial Statements
December 31, 2022
2. Significant Accounting Policies
Basis of Accounting
The financial statements are prepared on the accrual basis of accounting.

Fair Values of Assets
In accordance with the provisions of ASC 820, Fair Value Measurement, fair value is measured at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assumptions that market participants would use in pricing the asset or liability (the “inputs”) are prioritized into a three-tier fair value hierarchy. This fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets for identical assets or liabilities and the lowest priority (Level 3) to unobservable inputs in which little or no market data exists, requiring companies to develop their own assumptions.
Observable inputs that do not meet the criteria of Level 1, which include quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets and liabilities in markets that are not active, are categorized as Level 2. Level 3 inputs are those that reflect Plan estimates about the assumptions market participants would use in pricing the asset or liability, based on the best information available in the circumstances.

Textron Savings Plan
Notes to Financial Statements
December 31, 2022
Assets and Liabilities Recorded at Fair Value on a Recurring Basis
The tables below present the assets and liabilities measured at fair value on a recurring basis categorized by the level of inputs used in the valuation of each asset and liability.

	December 31, 2022
(In thousands)	Level 1	Level 2	Level 3	Not Subject to Leveling
Textron Stock Fund	$1,152,766	$—	$—	$—
BrokerageLink	234,594	3,405	—	—
Common Collective Trust Funds
Blended Debt and Equity	1,605,368	—	—	—
Domestic Equity	1,185,744	—	—	—
International Equity	144,873	—	—	—
Debt Securities	129,546	—	—	—
Domestic Debt held by the Textron Managed Income Fund	—	—	—	8,120
Total assets	$4,452,891	$3,405	$—	$8,120
	December 31, 2021
(In thousands)	Level 1	Level 2	Level 3	Not Subject to Leveling
Textron Stock Fund	$1,266,105	$—	$—	$—
BrokerageLink	310,723	—	—	—
Common Collective Trust Funds
Blended Debt and Equity	1,900,196	—	—	—
Domestic Equity	1,549,871	—	—	—
International Equity	192,133	—	—	—
Debt Securities	171,529	—	—	—
Domestic Debt held by the Textron Managed Income Fund	—	—	—	8,362
Total assets	$5,390,557	$—	$—	$8,362

The Textron Stock Fund consists of cash held for stock purchase, in the amount of $9,627 as of December 31st, 2022, and Textron stock. Textron stock, is valued at its quoted market price, and is considered a Level 1 investment. BrokerageLink contains both Level 1 and Level 2 investments. Level 1 investments include common stock, mutual funds, and cash valued at each company’s quoted market price. Level 2 investments are certificates of deposit, which are valued by a third-party vendor based on several factors including recent trade activity, size, timing, and yields of comparable bonds.

Textron Savings Plan
Notes to Financial Statements
December 31, 2022
The Common Collective Trust Funds (CCTs) are groups of investments similar to mutual funds in that they provide diversification by holding various equity and debt securities. The fair value of these investments are published at the net asset value per share at each valuation date and they are considered Level 1 investments. Participant transactions (purchases and sales) may occur daily without restrictions.
The CCT investments have the following objectives for investees:
(a) Blended debt and equity – This category includes securities in a diversified mix of stocks, bonds and short-term investments within one investment option. In general, these funds are age-based and allocate investments between equities and fixed income based on target retirement date. The investment funds provide daily liquidity.
(b) Domestic and international equity – This category includes diversified portfolios invested primarily in the common stock of U.S. and international companies. The objective is to provide capital appreciation and long-term return. The investment funds provide daily liquidity.
(c) Debt Securities – This category includes diversified portfolios invested primarily in U.S. investment grade bonds. The objective is to provide long-term total return. The investment funds provide daily liquidity.
(d) Domestic debt, held in the Textron Managed Income Fund – This category includes investments in diversified fixed income securities designed to provide capital preservation and income. These securities have an associated wrap contract. The Managed Income Fund includes an equity wash restriction on movement to competing funds for 90 days.
Investment Valuation and Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Separate Account Contracts, and Synthetic Guaranteed Investment Contracts in the Managed Income Fund
The Textron Managed Income Fund (the Fund) invests in a variety of stable value products, including Separate Account Guaranteed Investment Contracts (ISA GICs) and Security-backed Investment Contracts (synthetic GICs) in addition to CCTs. The ISA GICs and Synthetic GICs represent fully benefit-responsive investments and, therefore, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts, because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus interest at the crediting rate payable under such contract less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The issuers guarantee that all qualified participant withdrawals will be at contract value (principal, plus accrued interest). There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Textron Savings Plan
Notes to Financial Statements
December 31, 2022
Certain events limit the ability of the Plan to transact at contract value with an issuer. In addition to certain Synthetic GIC termination provisions discussed below, such contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal, as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events include the following: material amendments to the Fund’s structure or administration; changes to the participating plans’ competing investment options including the elimination of equity wash provisions; complete or partial termination of the Fund, including a merger with another fund; the failure of the Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Fund or participating plans; the delivery of any communication to plan participants designed to influence a participant not to invest in the Fund.
At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Fund’s ability to transact at contract value with participants, is probable.
In addition, Synthetic GICs and ISA GICs typically provide for an adjustment to contract value if a security that is part of the underlying assets defaults or otherwise becomes impaired as defined in the wrap contract. In the event of an impairment, generally contract value is decreased by the amortized cost of the impaired security and, if such security is subsequently sold, contract value is increased by the amount of such sales proceeds.
Synthetic GICs generally are evergreen contracts that contain termination provisions. The termination provisions of Synthetic GICs permit the fund’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the Synthetic GIC if the contract value or market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Synthetic GICs that permit the issuer to terminate at market value generally provide that the fund may elect to convert such termination to an Amortization Election, as described below. In addition, if the fund defaults in its obligations or representations under the agreement (including non-compliance with investment guidelines governing the underlying assets, or the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA) and such default is not cured within any applicable cure period, then the Synthetic GIC may be terminated by the issuer and the fund will receive the market value as of the date of termination. Also, generally, Synthetic GICs permit the issuer or investment manager to elect at any time to convert the wrapped portfolio to a declining duration strategy, whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio on the date of the Amortization Election. After the effective date of an amortization election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date. Synthetic GICs and ISA GICs also define certain other termination events that permit the issuer to terminate the contract at market value.

Textron Savings Plan
Notes to Financial Statements
December 31, 2022
Termination events typically include the following:
(i) termination or replacement of the investment adviser without the issuer’s consent, (ii) the Plan or its trust is fully or partially terminated or fails to be exempt from federal income taxation, (iii) the plan merges with another plan, (iv) if a security is sold or subject to a lien other than as permitted under the contract, (v) the contract holder engages in fraud or other action that materially and adversely affects the risk profile of the contract, (vi) if there is any change in law, regulation, ruling, or accounting requirement applicable to the Plan or Fund that could cause substantial withdrawals from the Fund, (vii) performance of the issuer’s obligations under the contract becomes illegal, (viii) the bankruptcy of the Fund, Textron Savings Plan Trust or investment advisor, or (ix) the level of impaired securities as defined in the contract exceeds an agreed upon amount of the portfolio.
Total contract value of each type of investment contract is as follows:

	December 31,
(In thousands)	2022	2021

Separate Account Contracts	99,124	92,348
Security-backed investment contracts (synthetic GICs)	286,223	266,087
	$385,347	$358,435

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Benefit Payments
Benefit payments are recorded upon payment.
Administrative Expenses
Administrative and other fees paid by the Plan are allocated as follows:
•Fees associated with in-service withdrawals, distributions and loans are charged directly to the associated participant account.

•Fees with respect to each investment fund are charged against the investment returns of those investment funds and allocated on a pro-rata basis to participants who invest in those investment funds.

Textron Savings Plan
Notes to Financial Statements
December 31, 2022
•Expenses associated with qualified domestic relations orders are charged directly to the related participant account.

•Expenses associated with operating the Plan, such as recordkeeping fees, legal fees, consulting fees, transfer fees, annuity fees, annual reporting fees, claims processing fees, cost of supplies and similar fees, are charged directly or allocated on a pro rata basis to the participant accounts.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
3. Related Party and Party in Interest Transactions
The Plan holds shares of a fund managed by Fidelity Management Trust Company, the trustee of the plan. At December 31, 2022 and 2021, 8,425,633 shares and 8,882,751 shares, respectively, of the Fidelity Fund were held by the Plan, with a fair value of $125,541,934 and $172,680,684, respectively. The Plan also invests in shares of Textron’s common stock. At December 31, 2022 and 2021, 16,282,011 shares and 16,400,331 shares, respectively, of Textron’s common stock were held by the Plan, with a fair value of $1,152,766,369 and $1,266,105,551, respectively. Dividend income recorded by the Plan for Textron’s common stock for the years ended December 31, 2022 and 2021 was $1,303,768 and $1,388,693, respectively. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.
4. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated November 8, 2021, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement impact of a tax position is recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the

Textron Savings Plan
Notes to Financial Statements
December 31, 2022
Plan, and has concluded that, as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Supplemental Schedules

Textron Savings Plan
Employer Identification Number 05-0315468
Plan Number 030

Schedule H, Line 4a, Schedule of Delinquent Participant Contributions
Year Ended December 31, 2022

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transaction
Check here if Late Participant Loan Repayments are included: X	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Participant Contributions	$—	$—	$2,256	$—
Interest	—	—	77	—
Total	$—	$—	$2,333	$—

Note: Delinquent participant contributions related to certain pay periods in 2022. The Company intends to submit a Form 5330 and request for a no-action letter and prohibited transaction exemption under the Voluntary Fiduciary Correction Program (VFCP) in 2023.

Textron Savings Plan
Employer Identification Number 05-0315468
Plan Number 030
Schedule H, Line 4i, Schedule of Assets
(Held at End of Year)
December 31, 2022
(In thousands)

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value
Textron Stock Fund*	16,282	$ 1,152,766
Common Collective Trust Funds (outside of Textron Managed Income Fund):
Fidelity® Diversified International Commingled Pool*	8,426	125,542
Wellington Core Bond	11,375	102,152
JPMCB U.S. Active Core Equity Fund CF-C	5,563	329,391
Wellington SMID Cap Research Equity Portfolio	15,375	214,941
Vanguard Institutional Small/Mid Cap Index Trust	264	34,634
Vanguard Institutional Total Bond Market Index Trust	274	27,394
Vanguard Institutional Total International Stock Market Index Trust	178	19,331
Vanguard Institutional 500 Index Trust	3,731	606,778
Vanguard Target Retirement Income Trust Plus	1,289	61,179
Vanguard Target Retirement 2015 Trust Plus	-	-
Vanguard Target Retirement 2020 Trust Plus	1,635	99,337
Vanguard Target Retirement 2025 Trust Plus	3,858	250,307
Vanguard Target Retirement 2030 Trust Plus	3,905	268,748
Vanguard Target Retirement 2035 Trust Plus	3,146	230,144
Vanguard Target Retirement 2040 Trust Plus	2,962	227,103
Vanguard Target Retirement 2045 Trust Plus	1,906	149,875
Vanguard Target Retirement 2050 Trust Plus	1,606	126,681
Vanguard Target Retirement 2055 Trust Plus	1,226	96,578
Vanguard Target Retirement 2060 Trust Plus	1,266	60,052
Vanguard Target Retirement 2065 Trust Plus	603	17,655
State Street Real Asset Non-Lending Series Fund Class C	1,087	17,709
Total Common Collective Trust Funds (outside Textron Managed Income Fund)		$ 3,065,531

*Indicates party-in-interest to the Plan

Textron Savings Plan
Employer Identification Number 05-0315468
Plan Number 030
Schedule H, Line 4i, Schedule of Assets
(Held at End of Year) (continued)
December 31, 2022
(In thousands)

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value
Separate Account Contracts (in Managed Income Fund):
Metropolitan Life Insurance Co (Account # 771)	2.17%	50,450
Metropolitan Life Insurance Co (Account # 690)	2.17%	46,280
Metropolitan Life Insurance Co (Account # 613)	2.17%	2,394
Total Separate Account Contracts (in Managed Income Fund)		$99,124
Security-backed (Synthetic) Investment Contracts (in Managed Income Fund):
Galliard Intermediate Core Fund L*	4,570	60,350
Galliard SA Intermediate Core Fund E*	1,866	47,763
Galliard SA Intermediate Core Fund N*	3,731	46,482
Galliard Short Core Fund F*	7,479	111,934
Total Security-backed (Synthetic) Investment Contracts Fund at Fair Market Value (in Managed Income Fund):		$266,529
Adjustment to bring Security-backed (Synthetic) Investment Contracts Fund to Contract Value:
Pacific Life Insurance Company	2.41%	6,640
Prudential Insurance Company of America	2.61%	6,511
Voya Retirement Insurance and Annuity Company	2.47%	6,543
Total Adjustment to bring Security-backed (Synthetic) Investment Contracts Fund to Contract Value:		$19,694
Total Security-backed (Synthetic) Investment Contracts Fund at Contract Value (in Managed Income Fund):		$286,223
Common Collective Trust Funds (in Managed Income Fund):
Wells Fargo/BlackRock Short Term Investment Fund	4.44%	$8,120
Self-directed brokerage accounts		$237,999
Notes receivable from participants*		$73,398
		$4,923,161

*Indicates party-in-interest to the Plan
Note: Cost information has not been provided, because all investments are participant directed.